Exhibit 99.28

Akumin Reports on Voting Results from its 2019 Annual Meeting

June 21, 2019 – Toronto, ON – Akumin Inc. (“Akumin” or the “Corporation”) (TSX: AKU.U; AKU) held its annual meeting of shareholders (the “Meeting”) in Toronto, Ontario on June 21, 2019. A total of 36,006,512 shares, representing approximately 57.42% of shares outstanding, were represented in person or by proxy.

Further to TSX reporting requirements, the voting in relation to the election of directors was conducted at the Meeting and the results were as follows:

Nominee	Votes For	Votes Withheld	Not Voted
	#	#	#
Thomas Davies	35,956,333 (100.000%)	0 (0.000%)	2,560
Stan Dunford	35,956,333 (100.000%)	0 (0.000%)	2,560
Murray Lee	33,146,393 (92.185%)	2,809,940 (7.815%)	2,560
James Webb	35,956,333 (100.000%)	0 (0.000%)	2,560
Riadh Zine	35,956,333 (100.000%)	0 (0.000%)	2,560

The appointment of the auditors, as described in the Company’s management information circular dated May 20, 2019, was duly approved by the requisite number of votes.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391